Exhibit 99.1

Genius Sports Reports Strong Fourth Quarter Results and 75% Annual Revenue Growth in 2021

•	Delivered Group Revenue of $84.0m in Q4 2021, increasing 79% year-over-year

•	FY 2021 Group Revenue increased 75% year-over-year to $262.7m

LONDON & NEW YORK, March 11, 2022 – Genius Sports Limited (NYSE:GENI) (“Genius” or “GSL” or the “Group”), the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal 2021 fourth quarter and full year ended December 31, 2021.

“2021 was a transformational year that saw Genius form innovative new relationships with leagues, sportsbooks and brands alike, which allowed us to deliver record group revenue in the fourth quarter,” said Mark Locke, GSL Co-Founder and CEO. “We are confident that 2022 will be another strong and profitable year as we capitalize on the growth opportunities ahead and continue to expand our services around the world.”

$ in thousands	Q421	Q420%		FY21	FY20%
Group Revenue	84,012	47,017	78.7%	262,735	149,739	75.5%
Betting Technology, Content & Services	53,929	35,265	52.9%	177,201	110,618	60.2%
Media Technology, Content & Services	17,051	7,494	127.5%	48,312	23,055	109.6%
Sports Technology & Services	13,032	4,258	206.1%	37,222	16,066	131.7%
Group Adjusted EBITDA	(12,507)	4,034	nm	1,550	17,510	(91.1%)
Group Adjusted EBITDA Margin	nm	8.6%	nm	0.6%	11.7%	(11.1%)

nm = not meaningful

Q4 2021 Financial Highlights

•	Group Revenue: Group revenue increased 78.7% year-over-year to $84.0 million. On a constant currency basis, revenue increased $35.7 million, or 74.1% year-over-year.

•

Betting Technology, Content & Services: Revenue increased 52.9% year-over-year to $53.9 million, driven by growth in customer utilization of Genius’ event content and new customer acquisitions. Growth was also supported by price increases powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings

•

Media Technology, Content & Services: Revenue more than doubled year-over-year to $17.1 million, driven by the acquisition of new customers in the Americas and Europe, primarily for programmatic advertising services, and the inclusion of revenues from recent acquisitions

•	Sports Technology & Services: Revenue more than tripled year-over-year to $13.0 million, driven by the inclusion of revenues derived from recent acquisitions, Sportzcast and Second Spectrum

•	Group Adjusted EBITDA: Group adjusted (non-GAAP) EBITDA decreased to ($12.5) million, driven by accelerated investment in the business

Full Year 2021 Financial Highlights

•

Group Revenue: Group revenue increased 75.5% year-over-year to $262.7 million, with strong growth across all product lines. On a constant currency basis, revenue increased $102.5 million, or 64.0% year-over-year

•

Betting Technology, Content & Services: Revenue increased 60.2% year-over-year to $177.2 million, primarily driven by growth in business with existing customers resulting from Genius’ official data rights strategy, expansion of value-add services, and new service offerings. Growth was also supported by new customer acquisitions and increased utilization of Genius’ available event content

•

Media Technology, Content & Services: Revenue increased 109.6% year-over-year to $48.3 million, driven by the acquisition of new customers in the Americas and Europe, primarily for programmatic advertising services, and the inclusion of revenues from recent acquisitions

•

Sports Technology & Services: Revenue increased 131.7% year-over-year to $37.2 million, driven by the inclusion of revenues derived from recent acquisitions, Sportzcast and Second Spectrum, and supported by expanded services provided to existing sports league and federation customers across all tiers of sport

•	Group Adjusted EBITDA: Group adjusted (non-GAAP) EBITDA decreased to $1.6 million, driven by accelerated investment in Q3 and Q4 to fund growth initiatives, particularly in the high-growth US business

Q4 2021 Business Highlights

•	Agreed to transformative sports data and global technology partnership with the Canadian Football League (“CFL”) to grow fan engagement and extend media reach

•	Launched new ‘RomoVision’ technology for CBS broadcasts of the NFL and supported Nickelodeon’s broadcast of the NFL playoffs using Second Spectrum’s player tracking and video augmentation capabilities

•	After the reporting period, Genius announced expansion of partnerships with bet365 and Betway to include official data, streaming and fan engagement solutions

•	After the reporting period, Genius hosted its first virtual Investor Day, including a deep dive on the business and expectations for Group Adjusted EBITDA profitability in 2022 and 2023

Financial Outlook

As part of the Company’s Investor Day, held on January 27th, Genius announced its expectation to generate Group Revenue of approximately $340 million and Group Adjusted EBITDA of approximately $15 million in 2022. In 2023, it expects Group Revenue in the range of $430 to $440 million and Group Adjusted EBITDA of $40 to $50 million.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Revenue	$84,012	$47,017	$262,735	$149,739
Cost of revenue	109,422	34,409	476,168	114,066

Gross (loss) profit	(25,410)	12,608	(213,433)	35,673

Operating expenses:
Sales and marketing	10,349	3,536	27,292	13,176
Research and development	6,585	4,596	26,513	11,240
General and administrative	30,726	10,922	293,168	31,623
Transaction expenses	3,240	619	12,886	672

Total operating expense	50,900	19,673	359,859	56,711

Loss from operations	(76,310)	(7,065)	(573,292)	(21,038)

Interest expense, net	(146)	(2,075)	(3,331)	(7,874)
Loss on disposal of assets	(45)	(8)	(46)	(8)
Gain (loss) on fair value remeasurement of contingent consideration	(19,405)	271	(19,405)	271
Change in fair value of derivative warrant liabilities	37,907	—	(11,412)	—
Gain (loss) on foreign currency	(6,613)	356	3,032	114

Total other income (expenses)	11,698	(1,456)	(31,162)	(7,497)

Loss before income taxes	(64,612)	(8,521)	(604,454)	(28,535)

Income tax benefit (expense)	11,322	(4,984)	11,701	(1,813)

Net loss	$(53,290)	$(13,505)	$(592,753)	$(30,348)

Net loss per common share:
Basic and diluted	$(0.28)	$(0.19)	$(3.93)	$(0.43)
Weighted average common shares outstanding:
Basic and diluted	192,129,058	70,040,242	150,912,333	70,040,242

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Unaudited)

(Amounts in thousands, except share and per share data)

	December 31	December 31
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$222,378	$11,781
Accounts receivable, net	48,819	24,776
Contract assets	21,753	10,088
Prepaid expenses	24,436	4,107
Other current assets	7,297	10,584

Total current assets	324,683	61,336

Property and equipment, net	14,445	5,002
Intangible assets, net	191,219	114,542
Goodwill	346,418	200,624
Deferred tax asset	—	5
Other assets	10,319	9,496

Total assets	$887,084	$391,005

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$19,881	$10,106
Accrued expenses	55,889	35,220
Deferred revenue	29,871	26,036
Current debt	23	10,272
Derivative warrant liabilities	16,794	—
Other current liabilities	30,354	3,714

Total current liabilities	152,812	85,348

Long-term debt – less current portion	65	82,723
Deferred tax liability	16,902	8,097
Other liabilities	11,127	3,589

Total liabilities	180,906	179,757

Temporary equity:
Preference shares, $0.0001 par value, none authorized, issued and outstanding at December 31, 2021; 218,561,319 shares authorized, issued and outstanding at December 31, 2020	—	350,675

Total temporary equity	—	350,675

Shareholders’ equity (deficit)
Common stock, $0.01 par value, unlimited shares authorized, 193,585,625 shares issued and outstanding at December 31, 2021; 70,040,242 shares authorized, issued and outstanding at December 31, 2020	1,936	24
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2021; none authorized, issued and outstanding at December 31, 2020	2	—
Additional paid-in capital	1,461,730	2,393
Accumulated deficit	(757,317)	(153,237)
Accumulated other comprehensive income (loss)	(173)	11,393

Total shareholders’ equity (deficit)	706,178	(139,427)

Total liabilities, temporary equity and shareholders’ equity (deficit)	$887,084	$391,005

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Year Ended December 31,	Year Ended December 31,
	2021	2020
Cash Flows from operating activities:
Net loss	$(592,753)	$(30,348)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	59,351	35,043
Loss on disposal of assets	46	8
(Gain) loss on fair value remeasurement of contingent consideration	19,405	(271)
Stock-based compensation	489,474	—
Change in fair value of derivative warrant liabilities	11,412	—
Non-cash interest expense (income), net	2,444	6,835
Amortization of contract cost	808	538
Deferred income taxes	(13,409)	1,304
Loss on foreign currency remeasurement	192	464
Changes in assets and liabilities
Effect of business combinations	(22,411)	—
Accounts receivable, net	(24,306)	(5,046)
Contract asset	(11,906)	(4,030)
Prepaid expenses	(20,563)	(749)
Other current assets	3,350	(6,682)
Other assets	(1,702)	2,321
Accounts payable	9,577	(3,384)
Accrued expenses	20,858	11,930
Deferred revenue	4,050	9,021
Other current liabilities	2,218	520
Other liabilities	557	(401)

Net cash provided by (used in) operating activities	(63,308)	17,073
Cash flows from investing activities:
Purchases of property and equipment	(6,417)	(1,464)
Capitalization of internally developed software costs	(26,920)	(15,920)
Repayment of executive loan notes	4,738	—
Purchases of intangible assets	(25)	(1,389)
Acquisition of business, net of cash acquired	(103,871)	(3,934)
Proceeds from disposal of assets	176	51

Net cash used in investing activities	(132,319)	(22,656)
Cash flows from financing activities:
Proceeds from merger with dMY Technology Group, Inc. II	276,341	—
dMY Technology Group, Inc. II transaction costs	(24,828)	—
Capitalization of Genius equity issuance costs	(20,217)	—
PIPE financing, net of equity issuance costs	316,800	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs	254,774	—
Issuance of B shares	2	—
Preference shares payout and Incentive Securities Catch-Up Payment	(313,162)	—
Repayment of loans and mortgage	(96,959)	(21)
Proceeds from borrowings	—	10,024
Proceeds from exercise of Public Warrants	17,613	—
Proceeds from shareholder deposits	—	93

Net cash provided by financing activities	410,364	10,096
Effect of exchange rate changes on cash	(4,140)	(960)
Net increase (decrease) in cash	210,597	3,553
Cash, beginning of period	11,781	8,228

Cash, end of period	$222,378	$11,781

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Consolidated net loss	$(53,290)	$(13,505)	$(592,753)	$(30,348)
Adjusted for:
Net, interest expense	146	2,075	3,331	7,874
Income tax expense (benefit)	(11,322)	4,984	(11,701)	1,813
Amortization of acquired intangibles(1)	11,351	5,626	37,617	21,571
Other depreciation and amortization(2)	6,281	4,105	22,542	14,010
Stock-based compensation(3)	37,531	—	489,474	—
Transaction expenses	3,240	618	12,886	672
Litigation and related costs(4)	867	750	4,395	2,295
Change in fair value of derivative warrant liabilities	(37,907)	—	11,412	—
(Gain) loss on fair value remeasurement of contingent consideration	19,405	(271)	19,405	(271)
Other(5)	11,191	(348)	4,942	(106)

Adjusted EBITDA	$(12,507)	$4,034	$1,550	$17,510

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)	Includes restricted shares and stock options granted to employees and directors and equity-classified non-employee awards issued to suppliers.
(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)

Includes gain/losses on disposal of assets, gain/losses on foreign currency and expenses incurred related to earn-out payments on historical acquisitions. For the year ended December 31, 2021, an allowance for doubtful accounts of $0.7 million is included for Russian sportsbook customers as a result of events in Ukraine.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM EST to discuss the Company’s fourth quarter and fiscal year results.

The conference call may be accessed by dialing (760) 294-1674.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports leagues and federations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP.

Adjusted EBITDA

We present Group adjusted EBITDA, a non-GAAP performance measure, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock based compensation expense.

Group adjusted EBITDA is used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA is useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD, as such effects have not been material to date.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 30, 2021.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Charlie Harrison / Katherine Kremer, The One Nine Three Group

+44 788 41 36143 / +1 (917) 885-9704

charlie.harrison@the193.com / Katherine.kremer@the193.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

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